NO ACT

PE 2-29-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08041686

March 3, 2008

Received SEC
MAR 0 3 2008
Washington, DC 20549

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/3/2008

Robert E. McGarrah, Jr.
Counsel
Office of Investment
AFL-CIO Reserve Fund
815 Sixteenth Street, N.W.
Washington, DC 20006

Re: Bank of America Corporation
Incoming letter dated February 29, 2008

Dear Mr. McGarrah:

This is in response to your letter dated February 29, 2008 concerning the shareholder proposal submitted to Bank of America by the AFL-CIO Reserve Fund. On February 25, 2008, we issued our response expressing our informal view that Bank of America could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

PROCESSED
MAR 1 0 2008
THOMSON FINANCIAL

Sincerely,

Thomas J. Kim
Chief Counsel

cc: Andrew A. Gerber
Hunton & Williams LLP
Bank of America Plaza
Suite 3500
101 South Tryon Street
Charlotte, NC 28280

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

February 28, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Bank of America Corporation's Request to Exclude Proposal Submitted by the AFL-CIO Reserve Fund—Supplemental Materials of the Bank of America Corporation Submitted February 25, 2008

Dear Sir/Madam:

This letter is submitted in response to the claim of Bank of America Corporation ("BAC" or the "Company"), by letter dated December 26, 2007 and its letter of February 25, 2008 regarding Supplemental Materials, that it may exclude the shareholder proposal ("Proposal") of the AFL-CIO Reserve Fund ("Fund" or the "Proponent") from its 2008 proxy materials.

I. Introduction

Proponent's Shareholder Proposal to BAC urges the board of directors to report on the Company's relationships with any compensation consultant retained to advise the board or the compensation committee on executive compensation matters and to:

1) Disclose whether any member of the Company's senior management participated in the process of either selecting or hiring the compensation consultant;

2) Disclose the total fees received by the compensation consultant for services performed for the board or the board's compensation committee and the total fees received for services performed for the Company or an affiliate of the Company by the compensation consultant, or an affiliate of the compensation consultant, other than those performed for the oard or the board's compensation committee; and

3) Disclose the steps that the board or the board's compensation committee has taken to address potential conflicts of interest that may arise when a compensation consultant, or an affiliate of a compensation consultant, is also retained by the Company, by an affiliate of the Company, or

> by the Company's senior executive officers for services other than those performed for the board or the board's compensation committee.

The Company has requested the Commission's approval to exclude the Proposal, arguing that it:

- would cause BAC to violate North Carolina law, despite the fact that BAC's compensation consultant, Towers Perrin, has already agreed to the same disclosure at another large company, Time Warner Corporation,[1] which, like BAC is also incorporated in Delaware [Rule 14a-8(i)(2) and Rule 14a-8(i)(6)]; and

- has been substantially implemented, even though the BAC proxy for 2007 discloses no information other than a statement that Towers Perrin provides both executive compensation and "other services to us in the areas of global retirement and healthcare benefits" [Rule 14a-8(i)(10)].

BAC states its conclusion that its "agreement [with Towers Perrin] includes a confidentiality provision that prohibits the Corporation from unilaterally disclosing certain information, including the fees paid or payable by the Corporation to Towers Perrin for services it provides under the agreement."

The Company's letter, dated February 25, 2008, states:

> In further support of our view that the Proposal may be properly omitted from the proxy materials for the 2008 Annual Meeting, we are providing the relevant sections of the Consulting Services Agreement between the Corporation and Towers Perrin that would be breached if the Corporation were required to implement the Proposal.

The Company's conclusions of law are neither supported by the Consulting Services Agreement between the Corporation and Towers Perrin that it has now submitted to the Commission, nor are they supported by the plain language of the Proposal.

Should the Commission conclude, however, that BAC has, in fact, complied with Rule 14a-8(j)(2)(iii), Proponent hereby requests that it be offered an opportunity to revise the Proposal to cure the defect raised by the Company. Specifically, the Proposal will be revised to state that each of the requested elements to be disclosed shall become available in a report to shareholders upon the expiration of any compensation consultant agreement which presently prohibits such disclosure.

[1] Time Warner Corporation, Def. 14 A, pp. 56-57.

II. An examination of the Company's Consulting Services Agreement with Towers Perrin reveals that it is a Bank of America-drafted and printed consulting services agreement form whose confidentiality provisions originated with and can be waived by the Company.

The plain language and appearance of the Consulting Services Agreement between the Bank of America and Towers Perrin (Exhibit A) reveal that it is a standard Bank of America Consulting Services Agreement form, whose terms were established (and can be waived) by the Company. Consider the following facts:

1. The Agreement is entitled "Consulting Services Agreement" and is printed on Bank of America stationary, with the Company's corporate logo prominently displayed. There is no Towers Perrin listing or corporate logo printed on the form.

2. Each page of the Agreement contains the following language at the bottom of the page: "Proprietary to Bank of America."

3. The first page of the Agreement is captioned with an official Bank of America "Agreement Number" and the document states that it is an Agreement "between the Bank of America, N.A. ("Bank of America"), a national banking association, <u>and the aboved-named consultant</u>" (emphasis added).

4. The name, "Towers Perrin," only appears in the caption following the Company form's identifying terms, "Company Name."

5. The confidentiality terms of the Agreement are stated as binding between "Bank of America" and "Recipient" or "Consultant." Towers Perrin is not identified by name anywhere in the Section 16.1 or 16.2 of the Agreement. Towers Perrin, is as identified in the caption of the Agreement, the "Consultant."

These facts go to the heart of the Company's argument that it cannot implement the Proposal "because the Proposal, if implemented would cause the Corporation to violate North Carolina law, and accordingly, the Corporation lacks the authority to implement the Proposal."

The Company cites North Carolina law on breach of contract as the sole basis for its claim. While Proponent's letter of February 14, 2008 noted that many of the cases cited by the Company in support of this argument are inapposite, it is now clear that the Company's own "Consultant Services Agreement" form and its terms and references were established by the Bank of America. Moreover, Towers Perrin has demonstrated by its conduct, as evidenced by its compensation consultant agreement with Time Warner, Inc., that it has no objection to the disclosures sought by the Proposal. Indeed, these disclosures are published in the Time Warner Definitive Proxy Statement.[2]

---

[2] Time Warner Corporation, Def. 14 A, pp. 56-57.

Having established the terms of the confidentiality agreement, the Company is entirely capable of amending them as recommended by the Proposal. Consequently, the Company's claim that it would violate North Carolina law, were it to implement the Proposal, is, at best suspect and, possibly, disingenuous. At the very least, the Company's legal opinion fails to meet the requirements of Rule 14a-8(j)(2)(iii), which requires that a company seeking to exclude a proposal as a violation of Rule 14a-8(i)(2) must provide a supporting opinion of counsel that compliance with the Proposal would violate state law.

III. Conclusion

The Bank of America has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g).

The Proposal does not violate Rule 14a-8(i)(2) and Rule 14a-8(i)(6). It would not violate North Carolina law because, if the Commission so decides, Proponent will promptly revise the Proposal so that it does not apply to any existing contract between the Company and Towers Perrin, a company that has already agreed to identical disclosures at Time Warner, Inc.

A review of the Company's 2007 Proxy demonstrates that it has not substantially implemented the Proposal. It may not be excluded under Rules 14a-8(i)(10) and 14a-8(j).

Consequently, since BAC has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g), the Proposal should come before the Bank of America's shareholders at the 2008 Annual Meeting.

If you have any questions or need additional information, please do not hesitate to call me at 202-637-5335. I have enclosed six copies of this letter for the Staff and I am sending a copy to Counsel for the Company.

Sincerely,

Robert E. McGarrah, Jr.
Counsel
Office of Investment

REM/ms
opeiu#2, afl-cio

Attachment

cc: Andrew A. Gerber, Hunton & Williams

EXHIBIT A

Bank of America

Consulting Services Agreement

Agreement Number:	TOW-41725
Effective Date:	September 1, 2007
Expiration Date:	August 31, 2010
Company Name:	Towers, Perrin, Foster & Crosby, Inc., trading as Towers Perrin
Company Address:	One Stamford Plaza 263 Tresser Boulevard Stamford, CT 06901
Company Telephone:	(203) 326-5400

This CONSULTING SERVICES AGREEMENT ("Agreement") is entered into as of the Effective Date by and between Bank of America, N.A. ("Bank of America"), a national banking association, and the above-named Consultant, a Pennsylvania corporation, and consists of this signature page and the attached Terms and Conditions, Schedules, and all other documents attached hereto, which are incorporated in full by this reference.

Towers, Perrin, Forster & Crosby, Inc.
(Trading as Towers Perrin)
("Consultant")

By: [signature]

Name: Eric W. Speer
Title: Managing Director, East Region
Date: 8/27/07

Address for Notices:
Morris Corporate Center II
Building F
One Upper Pond Road
Parsippany, NJ 07054
ATTN: Mark Maselli
Telephone: 973-331-3503
Facsimile: 973-331-3504
Email: mark.maselli@towersperrin.com

Bank of America, N.A.

By: [signature]

Name: Ernie Taylor
Title: VP, Sourcing Manager
Date: 12/20/07
Negotiator: Ernie Taylor

Address for Notices: [Supply Chain Management Contact]
525 N. Tryon St
NC1-023-09-15
Charlotte, NC 28255

ATTN: Ernie Taylor
Agreement #: TOW-41725
Telephone: 704-386-6224
Facsimile: 704-387-0682
Email: ernest.g.taylor@bankofamerica.com

With a copy to:
Stacey Stone-Bennett
101 S. Tryon St.
NC1-002-29-01
Charlotte, NC 28255-0001

With a copy to:
Jim Chiperfield
901 W. Trade St.
NC1-003-09-11
Charlotte, NC 28255

16.0 CONFIDENTIALITY AND INFORMATION PROTECTION

16.1 The term "Confidential Information" shall mean this Agreement and all data, trade secrets, business information and other information of any kind whatsoever that a Party ("Discloser") discloses, in writing, orally, visually or in any other medium, to the other Party ("Recipient") or to which Recipient obtains access in connection with the negotiation and performance of this Agreement and that relates to Discloser or, in the case of Consultant, to Bank of America or its customers, employees, third-party vendors or licensors. Confidential Information includes Customer Information and Consumer Information, as defined in Section 1.0, Definitions. A "writing" shall include an electronic transfer of information by e-mail, over the Internet or otherwise.

16.2 Consultant acknowledges that Bank of America has a responsibility to its customers and other consumers using its services to keep Customer Information strictly confidential. Each of the Parties, as Recipient, hereby agrees that it will not, and will cause its Representatives, consultants, Affiliates and independent contractors not to disclose Confidential Information of the other Party, including Customer Information and Consumer Information, during or after the Term of this Agreement, other than on a "need to know" basis and then only to: (a) Affiliates of Bank of America, provided that such disclosure is permitted by the provisions of Section 27 below; (b) Recipient's employees or officers; (c) Affiliates of Recipient, its independent contractors at any level, agents and consultants, provided that all such persons are subject to a written confidentiality agreement that shall be no less restrictive than the provisions of this Section, and provided that in the case of Consultant's Confidential Information such disclosure is permitted by the provisions of Section 27 below; (d) pursuant to the exceptions set forth in 15 U.S.C 6802(e) and accompanying regulations, which disclosures are made in the ordinary course of business and (e) as required by law or as otherwise expressly permitted by this Agreement. Recipient shall not use or disclose Confidential Information of the other Party for any purpose other than to carry out this Agreement. Recipient shall treat Confidential Information of the other Party with no less care than it employs for its own Confidential Information of a similar nature that it does not wish to disclose, publish or disseminate, but not less than a reasonable level of care. Upon expiration or termination of this Agreement for any reason or at the written request of Bank of America during the term of this Agreement, Consultant shall contact Bank of America to discuss either the prompt return to Bank of America, or destruction of all Bank of America Confidential Information in the possession of Consultant or Consultant's Subcontractors, subject to and in accordance with the terms and provisions of this Agreement. Notwithstanding the foregoing, Consultant may keep one archival copy of Bank of America Confidential Information in order to substantiate Consultant's work. In addition, Consultant may keep backup copies of Bank of America Confidential information in accordance with Consultant's document retention and destruction policy.

END